UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.     GENERAL IDENTIFYING INFORMATION
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

(X) Merger
( ) Liquidation
( ) Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

( ) Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Broadview Funds Trust
3. Securities and Exchange Commission File No.: 811-22885

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
Initial Application ( ) Amendment (X)
5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Broadview Funds Trust
330 E. Kilbourn Ave.
Milwaukee, WI 53202

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Steve J. Fredricks 550 Science Drive Madison, WI 53711 (608) 216-9109	Aaron Garcia 750 7th Street Boulder, CO 80302 (720) 966-1762

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.3Ia-1, .31a-2):

ALPS Fund Services, Inc.
1290 Broadway, Suite 1100

Denver, CO 80203
(303) 623-2577

As the Registrant’s transfer agent, ALPS is responsible for maintaining share transaction and other shareholder records.

MUFG Union Bank, N.A.
350 California Street, 6th Floor
San Francisco, CA 94104
(415) 765-3434

As the Registrant’s custodian, Union Bank is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders confirmations and other records maintained by or at the custodian.

Madison Asset Management, LLC (the "Acquiring Fund" and "Acquiring Advisor")
550 Science Drive
Madison, WI 53711
(608) 274-0300

Madison, as investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

8. Classification of fund (check only one):
(X) Management company;
( ) Unit investment trust; or
( ) Face-amount certificate company
9. Subclassification if the fund is a management company (check only one):
(X) Open-end ( ) Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware
11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Broadview Advisors, Inc. (the "Acquired Fund" and "Acquired Advisor")
330 E. Kilbourn Ave., Suite 1475
Milwaukee, WI 53202

Madison Asset Management, LLC (the "Acquiring Fund" and "Acquiring Advisor")
550 Science Drive
Madison, WI 53711

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

ALPS Distributors, Inc.
1290 Broadway, Suite 110
Denver, CO 80203
(303) 623-2577

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and addressees): Not Applicable
(b) Trustee's name(s) and addressees): Not Applicable
14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

( ) Yes (X) No

If Yes, for each UIT state:

Name(s):
File No.: 811
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

(X) Yes ( ) No

If Yes, state the date on which the board vote took place: May 13, 2019

If No, explain: Not Applicable

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

(X) Yes ( ) No

If Yes, state the date on which the shareholder vote took place: August 22, 2019
If No, explain: Not Applicable

II.     DISTRIBUTIONS TO SHAREHOLDERS
16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

(X) Yes ( ) No

(a) If Yes, list the date(s) on which the fund made those distributions: August 30, 2019

(b) Were the distributions made on the basis of net assets?

(X) Yes ( ) No

(c) Were the distributions made pro rata based on share ownership?

(X) Yes ( ) No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e) Liquidations only: Were any distributions to shareholders made in kind? Not Applicable.

( ) Yes ( ) No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

    Not Applicable

Has the fund issued senior securities?

( ) Yes ( ) No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

(X) Yes ( ) No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

( ) Yes (X) No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

( ) Yes (X) No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?
( ) Yes ( ) No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

( ) Yes (X) No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $52,093

(ii) Accounting expenses: $13,200

(iii) Other expenses (list and identify separately):

Conversion: $128,500
Proxy $79,073
Trust Meeting Expense: $ 17,026

(iv) Total expenses (sum of lines (i)-(iii) above): $289,892

(b) How were those expenses allocated?

Expenses were split evenly between Broadview Advisors, LLC (investment advisor to the "Acquired Fund") and Madison Asset Management, LLC (investment advisor to the "Acquiring Fund"). No expenses were paid by the Fund.

(c) Who paid those expenses?

(i) Broadview Advisors, LLC (investment advisor to the "Acquired Fund") and (ii) Madison Asset Management, LLC (investment advisor to the "Acquiring Fund").
(d) How did the fund pay for unamortized expenses (if any)?

Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

( ) Yes (X) No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION OF FUND BUSINESS
24. Is the fund a party to any litigation or administrative proceeding?
( ) Yes (X) No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

( ) Yes (X) No

If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY
26. (a) State the name of the fund surviving the Merger:

Madison Small Cap Fund, a series of Madison Funds

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-08261

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-231660, N-14/A, July 17, 2019
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Broadview Funds Trust, (ii) he or she is the Chief Compliance Officer and Assistant Secretary of Madison Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Steve J. Fredricks
Steve J. Fredricks
Chief Compliance Officer